May 5, 2005



Mail Stop 04-09

VIA U.S. MAIL AND FAX 1-617-346-7784

Ms. Jenny Netzer
Executive Vice President
101 Arch Street
Boston, MA 02108-4406

RE:	Boston Financial Apartments Associates, L.P.
Form 10-K for the year ended December 31, 2004
File no. 0-10057

Dear Ms. Netzer:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-K for the year ended December 31, 2004

FN 2 Significant Accounting Policies, Investment in Local Limited
Partnerships

1. We note your disclosure that the Partnership concluded that it is not the primary beneficiary of any of the local limited partnerships
(equity method investments) that meet the definition of a VIE. Please further tell us how many of the local limited partnerships were not
VIE`s, and why, as outlined under paragraph 5 of FIN 46R. In addition, please supplementally explain to us how you concluded you were not the primary beneficiary of those entities that were determined to be VIE`s, particularly in light of your 99% economic interest in those entities, and whether or not you factored in the value of the tax credits to the Partnership`s unit holders with respect to those conclusions. Refer to paragraph 14 of FIN 46R.

In addition, for those entities which you determined were not VIE`s, please tell us how you reached your conclusions with respect to equity method accounting. Refer to SOP 78-9.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kelly McCusker, Staff Accountant, at (202)
551-
3433 or the undersigned at (202) 551-3414 if you have questions.



						Sincerely,



      Jorge Bonilla
      Senior Staff Accountant


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Boston Financial Apartments Associates, L.P.
May 5, 2005
Page 3